UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 28, 2022

Commission File Number: 001-41156

SIGNA SPORTS UNITED N.V.

Kantstraße 164, Upper West

10623 Berlin, Federal Republic of Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Subscription Agreement

On September 28, 2022, Signa Sports United N.V., a Dutch public limited liability company (formerly SIGNA Sports United B.V., a Dutch limited liability company, the “Company”) entered into a subscription agreement (the “Subscription Agreement”) with SIGNA Holding GmbH, an Austrian limited liability company (the “Subscriber”) to issue EUR 100,000,000.00 aggregate principal amount of convertible bonds (the “Convertible Bonds”) to Subscriber. The Convertible Bonds mature on October 4, 2028 and are divided into bonds in bearer form with a principal amount of EUR 1,000,000.00 each. The Convertible Bonds bear interest payable quarterly (“Quarterly Interest”) as well as accrued interest (“PIK Interest”). Interest is payable from October 4, 2022, at a rate of three-month EURIBOR plus 4% per annum (which will increase to 5% per annum and 6% per annum on October 4, 2026 and October 4, 2027 respectively). PIK Interest accrues from October 4, 2022 at a rate of 7% per annum (which will increase to 8% per annum and 9% per annum on October 4, 2026 and October 4, 2027, respectively) as if it were payable quarterly in arrears on each interest payment date.

Bondholders may convert the Convertible Bonds at any time into fully paid ordinary shares of the Company with a nominal value of € 0.12 each. The initial conversion price for the Convertible Bonds is EUR 10.3686.

Bondholders have the right to increase the principal amount of the Convertible Bonds by an additional aggregate principal amount of up to EUR 200,000,000.00 as of closing of the convertible bond issuance and until and including September 30, 2023 in one or more tranches with minimum denominations of EUR 1,000,000.00.

A copy of the Subscription Agreement is filed with this Report on Form 6-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing descriptions of the Convertible Bonds and the Subscription Agreement are qualified in their entirety by reference thereto.

The Company offered and sold the Convertible Bonds in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Ordinary Shares issuable upon conversion of the Convertible Bonds, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Amended and Restated Earn-Out Agreement

As previously disclosed, on June 10, 2021, the Company, SIGNA International Sports Holding GmbH, a German limited liability company (the “Original Holder”) and Yucaipa Acquisition Corporation, a Cayman Islands exempted company (“Yucaipa”) entered into an earn-out agreement (the “Original Earn-Out Agreement”), pursuant to which, among other things, the Company issued to the Original Holder 51,000,000 new ordinary shares of the Company (the “Earnout Shares”) that were to vest (in whole or in part) upon, among other things, the achievement of certain earn-out thresholds prior to the fifth anniversary of December 14, 2021 (the “BCA Closing Date”), on the terms and subject to the conditions set forth in the Original Earn-Out Agreement.

On September 28, 2022, the Company, Olympics I Merger Sub, LLC, a Cayman Islands limited liability company and the surviving entity following the merger between Olympics I Merger Sub and Yucaipa at the BCA Closing, and SIGNA Sport Projektbeteiligung AG, a Swiss stock corporation (the “Current Holder”) entered into the Amended and Restated Earn-Out Agreement, pursuant to which, among other things, the parties thereto agreed to amend and restate the Original Earn-Out Agreement to (i) extend the vesting period for the Earnout Shares from five years from the BCA Closing Date to ten years from the BCA Closing Date and (ii) provide the Current Holder with the ability to transfer the Earnout Shares to any third party that provides financing, directly or indirectly, to the Company, in each case, on the terms and subject to the conditions set forth therein.

A copy of the Amended and Restated Earn-Out Agreement is filed with this Report on Form 6-K as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description of the Amended and Restated Earn-Out Agreement is qualified in its entirety by reference thereto.

NO INCORPORATION BY REFERENCE

The information furnished in this Report on Form 6-K, including Exhibits 10.1 and 10.2 attached hereto, shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as otherwise expressly stated in such filing.

EXHIBITS

Exhibit Number	Description

10.1	Subscription Agreement, dated as of September 28, 2022, by and among SIGNA Sports United N.V. and SIGNA Holding GmbH

10.2	Amended and Restated Earn-Out Agreement, dated September 28, 2022, by and among SIGNA Sports United N.V., Olympics I Merger Sub, LLC and SIGNA Sport Projektbeteiligung AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNA SPORTS UNITED N.V.

Date: September 28, 2022	by:	/s/ Stephan Zoll
Stephan Zoll
Chief Executive Officer

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